August 14, 2025

Chris Ehrlich
Chief Executive Officer
CERo Therapeutics Holdings, Inc.
201 Haskins Way, Suite 230
South San Francisco, CA 94080

        Re: CERo Therapeutics Holdings, Inc.
            Registration Statement on Form S-3
            Filed August 11, 2025
            File No. 333-289459
Dear Chris Ehrlich:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey A. Letalien, Esq.